Mail Stop 3561

September 26, 2007

Mr. Joseph B. Armes
c/o Hicks Acquisition Company I, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re: Hicks Acquisition Company I, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on September 13, 2007**
> **File No. 333-143747**

Dear Mr. Armes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the deletion of the disclosure on page 17 of amendment one that, "We have not engaged any such third parties or asked for or obtained any such waiver agreements at this time." Please disclose whether any waiver agreements have been entered into. In addition, we note that Mr. Hicks, the company's chairman, has agreed to indemnify the trust against claims of various vendors. Please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against Mr. Hicks to enforce his liability obligation. Clarify whether the

company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Risk Factors, page 27

2.   We note your first full risk factor on page 42 in regards to your sponsor controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the sponsor, or officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, besides the co-investment units, or from persons in the open market or private transactions. If the sponsor, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the sponsor, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.   We note the additional disclosure on page 56 that, "If the underwriters' over-allotment option is exercised in full, the amount of interest income we may withdraw will be increased to $5.5 million." Please discuss why the amount of interest to be withdrawn could increase. Does the company expect the expenses to increase? Also discuss the reasons why the amount of interest to be withdrawn would increase proportionately to an increase in the size of the offering. Also revise the use of proceeds section accordingly.

Proposed Business, page 60

Source of target businesses, page 63

4.   We note that you will not pay your sponsor, or any officers or directors, or any entity in which they are affiliated, any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Fair market value of target business or businesses, page 65

5.	Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Description of Securities, page 96

6.	We note the additional disclosure on page 96 that, "For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provisions of the restated certificate of incorporation and bylaws, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

Financial Statements

Notes to the Financial Statements

Note 4 – Note Payable to Affiliate and Related Party Transactions, F-10

7.	Considering the private placement sponsor warrants will be sold to an entity which is beneficially owned by your founder, former Chief Executive Officer and Chairman of the Board, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Part II - Exhibits

8.	We note your response to comment four of our letter dated August 16, 2007 in which we requested executed copies of agreements such as Exhibits 10.9, form of sponsor warrants purchase agreement and 10.10, form of co-investment securities purchase agreement. In your response, you state that, "The remaining agreements have been filed as 'form of' since they will be executed upon consummation of the offering." We note that these agreements in amendment three are still listed as "form of" agreements. Please address the following:

- We note that the company has only filed non-executed forms of the sponsor warrants purchase agreement and the co-investment securities purchase agreement. Please advise us why the company has not filed executed copies of these agreements if such agreements have been entered into.

- Clearly indicate in the "Recent sales of unregistered securities" section, whether these agreements have been entered into. If they haven't, please explain how these purchases constitute completed private placements.

- Reconcile your response as necessary with the disclosure in the "Recent sale of unregistered securities" section that "[p]ursuant to a written purchase agreement between us and Mr. Hicks, Mr. Hicks has committed to purchase … 2,000,000 units [the co-investment units]."

We may have further comment.

Form of Warrant Agreement, Exhibit 4.4

9.   We note you plan to classify the warrants as equity upon issuance. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement must state unequivocally that in no event will you be required to net cash settle the warrants. Please advise or revise.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Bruce Mendelsohn, Esq.
        Fax: (212) 872-1002